Exhibit 99.1

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COPPER EXPORT PREPAYMENT FACILITY AGREEMENT

THIS COPPER EXPORT PREPAYMENT FACILITY AGREEMENT dated as of May 6, 2024 (this “Agreement”), is made by and between BANK OF MONTREAL, a Canadian chartered bank (“BMO”), and MINERAÇÃO CARAÍBA S.A., a corporation formed under the laws of Brazil (“MCSA”).

WHEREAS, BMO agrees to finance the export of copper by MSCA in exchange for LME Warrants that entitle the holder to the Underlying Material in accordance with the following terms and conditions;

NOW THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, the parties hereto agree as follows:

1.	Definitions, etc.

(a)	For the purposes of this Agreement:

“Additional Prepayment Amount” has the meaning set forth in Section 6(b).

“Affiliate” means an affiliated body corporate and, for the purposes of this Agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a chartered bank.

“Anti-Money Laundering Legislation” has the meaning set forth in the Credit Agreement.

“Approved Smelter or Trader” means any of the approved copper smelters and traders listed on Schedule 1 attached hereto, as amended by mutual agreement of BMO and MCSA from time to time.

“Business Day” means any day, other than a Saturday, a Sunday or a day that banks are authorized or entitled to be closed for business in New York, New York, Vancouver, British Columbia or in the case of any location to which Material is to be delivered or received, a day that transactions cannot be carried out at such location.

“Calculation Day” has the meaning set forth in Section 5(a).

“Confirmation” means the monthly written confirmation between MCSA and BMO in the form attached hereto specifying, among other things, the Initial Prepayment Amount or the Additional Prepayment Amount, as applicable, the Minimum Monthly Quantity and the delivery schedule for deliveries to be made by MCSA, which supplements and forms part of this Agreement, as may be amended or supplemented in writing by mutual agreement of BMO and MCSA from time to time.

“Control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting equity, by contract or otherwise and “Controlled” shall have a similar meaning.

“Credit Agreement” means the Second Amended and Restated Credit Agreement dated as of December 13, 2022 among, inter alios, Ero Copper Corp., as borrower and BMO as lender, as amended by a first amendment dated as of November 2, 2023 and as may be further amended, restated or supplemented from time to time.

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“Date of Prepayment” has the meaning set forth in the Confirmation.

“Default” means any of the events described in Section 10(a)(i) through (viii) regardless of whether any requirement in connection with such event for the giving of notice, the lapse of time or both has been satisfied or met.

“Default Rate” means, on any date of determination, the U.S. Prime Rate, as most recently published in the Wall Street Journal plus 2.00 per cent (2.00%).

“Delivery Month” has the meaning set forth in Section 3(a).

“Delivery Period” has the meaning set forth in the Confirmation.

“Event of Default” has the meaning set forth in Section 10.

“Force Majeure” means acts of God or the public enemy, casualty, accidents, nuclear incidents, acts, laws, orders or regulations or any government or department or agency thereof acting in either its sovereign or contractual capacity, nationalization of entities, fire, storm, floods, pandemics, strikes, work stoppages, slowdowns or other job actions, freight embargoes, shortages of fuel or other items, delay in transportation, boycotts and insurrections, revolutions, wars or other civil or military disturbances, act of terrorism, hijacking, inability to obtain the Material as a result of shortages, unavailability on the spot markets generally or any other cause or event beyond the control and without the negligence or willful misconduct of the affected party. For greater certainty, a party’s failure to pay or lack of funds will not constitute Force Majeure.

“Governmental Authority” means any federal, provincial, state, local or foreign court or governmental agency, authority, instrumentality or regulatory body.

“Initial Prepayment Amount” has the meaning set forth in Section 6(a).

“Lien” means any security interest, mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or otherwise), charge against or interest in property to secure payment of a debt or performance of an obligation or other priority or preferential arrangement of any kind or nature whatsoever.

“LME” means the London Metal Exchange Limited.

“LME Rules” means the rules and regulations issued by the LME governing the London Metal Exchange as the same may be amended from time to time.

“LMEsword” means the electronic transfer system for LME warrants operated by the

LME.

“LME Warrant” means a negotiable instrument of title issued by a Warehouse Operator giving the holder of that instrument an entitlement to a specific Underlying Material, issued in accordance with the LME Rules and held within the LMEsword system.

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“Material” means LME-approved copper that has been processed by an Approved Smelter or Trader.

“Material Adverse Effect” means a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on:

(i)                 the business, property, assets, liabilities or condition (financial or otherwise) of MCSA and its Subsidiaries (as defined in the Credit Agreement) taken as a whole;

(ii)               the ability of MCSA to perform its obligations under this Agreement or the Confirmation; or

(iii)	the ability of BMO to enforce its rights under this Agreement.

“Minimum Monthly Quantity” has the meaning set forth in the Confirmation and adjusted in accordance with Section 3(a).

“Official Body” has the meaning set forth in the Credit Agreement.

“Outstanding Prepayment Amount” means, on any date of determination, the sum of the Prepayment Amount, plus the Prepayment Fee set forth in the Confirmation, which Outstanding Prepayment Amount shall be decreased from time to time in accordance with Section 6.

“Permitted Lien” has the meaning set forth in the Credit Agreement.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“Prepayment Amount” means, at any time, the aggregate of the Initial Prepayment Amount, plus (if MCSA exercises its rights under Section 2(b) and receives the Additional Prepayment Amount from BMO), the Additional Prepayment.

“Prepayment Deduction Amount” has the meaning set forth in the Confirmation.

“Prepayment Fee” means the interest and commissions payable by MCSA under this Agreement as set forth in the Confirmation.

“Sanctioned Person” has the meaning set forth in the Credit Agreement. “Sanctions” has the meaning set forth in the Credit Agreement.

“Settlement Price” means, on any day, the LME Official Settlement Price for copper in US dollars published by the LME on each LME trading day.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

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“Subsidiary” means, with respect to any Person, any corporation, company or other business entity (including, for greater certainty, a chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person. For greater certainty, “Subsidiary” shall include, with respect to any Person, any partnership, the sole general partner or the managing general partner of which is such Person or one or more Subsidiaries of such Person.

“Transaction” has the meaning set forth in the Confirmation.

“Underlying Material” means, with respect to any LME Warrant, the specific Lots (as defined by the LME) of Material represented thereby.

“Warehouse” means an LME Warehouse or any Approved Smelter or Trader.

“Warehouse Operator” means the operator of the relevant Warehouse.

(b)                Interpretation. The terms defined herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation thereof.

2.	Quantity.

(a)                Subject to the terms and conditions set forth herein, in repayment of the Outstanding Prepayment Amount, MCSA shall deliver to BMO LME Warrants representing in the aggregate at least 7,345 metric tonnes of Material during the Delivery Period.

(b)                Subject to satisfaction of conditions precedent in Section 7 and the other terms and conditions set out herein, MCSA may on not less than five (5) Business Days’ written notice to BMO at any time prior to December 31, 2024 request that BMO make an additional prepayment to MCSA of USD$25,000,000 (the “Additional Prepayment Amount”. In connection therewith, the parties will enter into a Confirmation reflecting the quantity to be delivered, the Minimum Monthly Quantity and the Prepayment Deduction Amount.

3.	Delivery; Calculation of Minimum Monthly Quantity; Title.

(a)                Each month (each, a “Delivery Month”) during the Delivery Period, MCSA shall deliver to BMO LME Warrants representing at least the Minimum Monthly Quantity in accordance with the Confirmation by transfer thereof to BMO in LMEsword. For each remaining Delivery Month, the Minimum Monthly Quantity shall be determined by calculation of the Prepayment Coverage as follows:

(i)                 The “Prepayment Coverage” on any Calculation Day is calculated by BMO as a percentage equal to (x) the aggregate value of the metric tonnes of Material set out in the Confirmation for the Delivery Months then remaining to be delivered in the Delivery Period as of such Calculation Day, divided by (y) the Outstanding Prepayment Amount as of such Calculation Day, multiplied by 100.

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(ii)               If, with BMO’s consent, MCSA has priced a quantity of Material for future delivery in advance of such Calculation Day, then for the purposes of the Prepayment Coverage calculation, such quantity shall be valued at the Settlement Price on such Calculation Day.

(iii)             If on any Calculation Day, the Prepayment Coverage is less than 105%, the Minimum Monthly Quantity reflected in the Confirmation shall be adjusted to an amount sufficient to ensure that the Prepayment Coverage is at least 125%.

(b)                Title to the Material shall pass to BMO when such transfer is reflected in LMEsword. Until title passes to BMO, MCSA will bear all risk of loss, damage or disappearance from any cause whatsoever (including resulting from fire, theft by any means, accidental damage and transit risks, confiscation, expropriation, nationalization, deprivation, war, riots, strikes and civil commotion) with respect to the LME Warrants and the Material.

4.	Force Majeure.

(a)                If Force Majeure occurs and prevents, inhibits or delays the performance of any obligation of either or both parties under this Agreement (such occurrence being a “Force Majeure Event”), then the affected party’s obligation to perform shall be suspended until the first Business Day on which the affected party can make such delivery; provided, however, that such suspension will not exceed sixty (60) days (such suspension period the “Force Majeure Period”).

(b)                Upon the occurrence of any Force Majeure Event, the affected party shall within three (3) Business Days of the occurrence thereof notify the other party in writing and shall specify in reasonable detail the facts constituting such Force Majeure Event. Where such notice is not given within the time required, Force Majeure shall not justify the non-fulfillment of any obligation under this Agreement.

(c)                Both parties agree to use their respective reasonable efforts to cure any Force Majeure Event to the extent that it is reasonably possible to do so, it being understood that the settlement of strikes, lockouts, and any other industrial disputes shall be within the sole discretion of the party asserting Force Majeure.

(d)                In the event of Force Majeure preventing MCSA from shipping or delivering the Material to an Approved Smelter or Trader, or from delivering LME Warrants to BMO in accordance with the terms hereof, or preventing BMO or its designee from accepting delivery of the LME Warrants, such affected deliveries shall be suspended for the duration of such Force Majeure Event, but if such Force Majeure Event shall extend beyond the conclusion of the Force Majeure Period, BMO may demand repayment in cash of the Outstanding Prepayment Amount and such amount shall thereafter accrue interest at the Default Rate compounding daily. Subject to full repayment in cash or Material represented by LME Warrants, this Agreement will terminate with immediate effect by written notice to the other party.

5.	Price; Quotational Period.

(a)                For all purposes under this Agreement, the value of Material shall be determined on any day (each, a “Calculation Day”) by reference to the Settlement Price on either (x) a single LME trading day selected by MCSA or (y) averaged over the Quotational Period. In case the actual deliveries in any Delivery Month deviate from that month’s priced quantity by more than 0.05%, the parties shall price the excess or deficit quantity on a mutually agreed day. Subject to BMO’s consent, Material may be priced from time-to-time prior to the start of the Quotational Period.

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(b)                The “Quotational Period” shall be, in MCSA’s option, on any number of LME trading days in the Delivery Month of each respective parcel. In the event that the LME discontinues or alters in any material respect its usual practice of quoting a price for Material, BMO shall notify MCSA, and BMO, in its reasonable discretion, shall select a substitute index or mechanism which shall thereupon become the method of determining the applicable price for Material hereunder until the LME resumes its usual practice of quoting such price.

6.	Repayment of Outstanding Prepayment Amount; Security.

(a)                Subject to satisfaction of the conditions precedent set forth in Section 7 and the other terms and conditions set forth herein, BMO shall make a prepayment to MCSA of USD 50,000,000 (the “Initial Prepayment Amount”) for the financing of MCSA’s copper exports (the “Financing”), in accordance with wire instructions that have been provided by MCSA to BMO at least two (2) Business Days prior to the Date of Prepayment. The interest and fees for the Financing are reflected in the Prepayment Fee.

(b)                Upon confirmation by BMO of transfer of LME Warrants in any Delivery Month, the Outstanding Prepayment Amount shall be reduced on the last Business Day of such Delivery Month in an amount equal to the Prepayment Deduction Amount.

(c)                If, as of the last day of any Delivery Month, the value of the Material delivered during such Delivery Month exceeds (i) the Outstanding Prepayment Amount at the start of such Delivery Month divided by (ii) the value of the volume of Material set out in the Confirmation for the Delivery Months, multiplied by (iii) the value of the volume of Material delivered in such Delivery Month then to be delivered, BMO shall, at MCSA’s option, either (x) pay MCSA for such excess within two (2) Business Days after the last Business Day of such Delivery Month or (y) apply the value of such excess to further reduce the Outstanding Prepayment Amount; provided that any such election under clause (y) shall not reduce the Minimum Monthly Quantity due for each of the remaining Delivery Months set forth in the Confirmation. In the event such calculation shows a shortfall for such Delivery Month, at BMO’s option, MCSA shall, within two (2) Business Days after the last Business Day of such Delivery Month, either (x) pay BMO for such shortfall, or (y) transfer to BMO LME Warrants representing the amount of such shortfall.

(d)                Notwithstanding the fact that the Outstanding Prepayment Amount may be zero during the Delivery Period, BMO shall be obligated to pay the price of any LME Warrants delivered by MCSA.

(e)                All payments shall be made in USD by wire transfer in accordance with instructions as provided in writing to each of BMO and MCSA.

(f)                 Payment and performance of MCSA’s obligations under this Agreement are secured by the Security (as defined under the Credit Agreement) granted under the Credit Agreement.

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7.                   Conditions Precedent. BMO’s obligation to advance the Prepayment Amount to MCSA is subject to the prior or concurrent satisfaction of each of the following conditions precedent, as determined by BMO in its sole discretion:

(i)	delivery by MCSA to BMO of

(A)              a current certificate of status, good standing or compliance (or equivalent) for MCSA issued by the relevant Governmental Authority (simplified certificate - certidão simplificada - issued by the competent Board of Trade), dated not more than five (5) Business Days prior to the date of prepayment set forth in the Confirmation;

(B)               true and complete copies of the current articles of incorporation (articles of association/by-laws) together with all subsequent amendments thereto (to the extent that those amendments may have not been consolidated in MCSA’s articles) duly registered with the competent Board of Trade;

(C)               a copy of a board resolution, in a form acceptable to BMO, authorizing MCSA to execute, deliver and perform its obligations under this Agreement; and

(D)              the incumbency of the officers of MCSA authorized to act with respect to this Agreement and each other document executed by it in connection herewith;

(ii)               delivery by MCSA to BMO of this Agreement, executed by MCSA and two witnesses; and

(iii)             the representations and warranties set forth in this Agreement shall be true and correct in all material respects (unless stated to relate solely to an earlier date, in which case such representations and warranties shall remain true and correct in all material respects as of such earlier date).

8.                   Representations and Warranties. MCSA hereby makes each of the following representations and warranties to BMO on the date of this Agreement, each of which is deemed to be repeated on each Calculation Day (unless stated to relate solely to an earlier date):

(i)                 (A) It is duly formed, organized, registered or incorporated, validly existing and in good standing under the laws of the jurisdiction of its formation, organization, registration or incorporation, (B) it has full corporate power and authority to enter into this Agreement and perform its obligations hereunder; (C) it has obtained all necessary governmental and other approvals, if any, to sell copper; (D) this Agreement has been duly authorized by all necessary corporate action; (E) the execution, delivery and performance of this Agreement by MCSA will not result in the breach of its certificate of incorporation or by-laws or certificate of formation or limited liability company agreement, as applicable, or a violation of or default under any contract or agreement to which MCSA or its properties is bound; and (F) when executed and delivered by MCSA, this Agreement will constitute the legal, valid and binding obligation of MCSA enforceable in accordance with the terms hereof, except as enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief and other equitable remedies.

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(ii)               MCSA has maintained all authorisations, approvals, licences and consents required under any applicable law or regulation (including applicable environmental laws) to enter into this Agreement and perform its obligations hereunder.

(iii)             (A) Any consents, approvals or permissions required to be obtained by, or any filings to be made with any Governmental Authority by MCSA in connection with the execution and delivery or the performance by it of this Agreement, or in respect of its obligations hereunder or completion of the transactions contemplated, have been duly made or will be made within the applicable timeframes, including, without limitation, registration with the Central Bank of Brazil; and (B) MCSA has conducted and is conducting its business in compliance with applicable laws (including environmental laws), licenses and regulatory approvals in all material respects;

(iv)              There is no pending, or to the knowledge of MCSA, threatened, litigation, arbitration or governmental investigation or proceeds which purports to affect the legality, validity or enforceability of this Agreement or MCSA’s ability to perform under this Agreement in any material respect.

(v)                No Default or Event of Default shall have occurred and be continuing, and neither MCSA or any of its subsidiaries shall be in violation of any law or governmental regulation or court order or decree or any arbitral award or decision obtained pursuant to any arbitration proceedings which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(vi)              (A) MCSA has free and clear title to the LME Warrants delivered under this Agreement, and all Material delivered under this Agreement shall be delivered free and clear of any and all Liens; (B) the mining titles, applications and concessions in connection with the Material have been validly granted to MCSA, are held by it and are in full force and effect (other than any mining title, application or concession which by its terms has expired but with respect to which an application for its renewal has been submitted prior to such expiry date or an application for its renewal has not been submitted as MCSA has determined that exploration results on the applicable property are not economically sufficient to merit renewal); (C) except as disclosed to BMO under or in accordance with the terms of the Credit Agreement, no person other than MCSA has any material right, title or interest in or to the mining titles, applications and concessions in connection with copper exported by MCSA, other than Permitted Liens; (D) except for Permitted Liens, all fees, including maintenance fees, and other payments due to any Official Body in respect of the Material have been paid in full on a timely basis, except as would not materially interfere with the use made by MCSA.

(vii)            (A) MCSA is not subject to any pending or, to the knowledge of MCSA, threatened (i) material claims, notice, complaint, allegation, investigation, application, order or directive that relates to environmental, natural resources, hazardous substances, human health or occupational safety matters or any matter covered by the environmental laws, which could reasonably be expected to have a Material Adverse Effect, or (ii) material allegation, demand, direction, order, notice or prosecution with respect to any matter covered by the applicable environmental laws, including any laws respecting releases or the use, storage, treatment, transportation, rehabilitation, reclamation, remediation or disposition of any hazardous substance (including, without limitation, tailings, waste rock, sediment from erosion, wastewater and surface water run off) from the properties in connection with the copper exported by MCSA, which could be reasonably expected to have a Material Adverse Effect; and (B) to the knowledge of MCSA, there are no present environmental liabilities of MCSA, in respect of the purchase, sale, transfer and processing of copper exported by MCSA which liabilities could reasonably be expected to have a Material Adverse Effect.

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(viii)          None of the Transactions contemplated by this Agreement or the Confirmation, nor the execution and delivery thereof, violate the Sanctions and MCSA is in compliance with all Sanctions. Furthermore, none of MCSA, any subsidiary or affiliate of it or any director, officer, employee or agent of MCSA or any of its subsidiaries or affiliates is a Sanctioned Person and none of MCSA or its subsidiaries or affiliates engages in any dealings or transactions with a Sanctioned Person.

(ix)              The MCSA has adopted and maintains adequate procedures and controls to ensure that it is in compliance with all applicable Anti-Money Laundering Legislation.

9.             Covenants. MCSA hereby covenants and agrees until such time as all deliveries have been made to BMO under this Agreement the following:

(i)                 It shall obtain, comply with the terms of and do all that is necessary to maintain in full force and effect all authorisations, approvals, licences and consents required under any applicable law or regulation (including applicable environmental laws) to enable it to perform its obligations under this Agreement and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of this Agreement.

(ii)               It will ensure that all mining activities in connection with the Material are carried out and performed according to good, safe and prudent industry practice and otherwise in such manner so as to comply with all applicable laws, licenses and regulatory approvals, except where such non-compliance or non-performance could not reasonably be expected to have a Material Adverse Effect.

(iii)             It will provide to BMO such other information as BMO may reasonably request in connection with this Agreement, the Confirmation or Transactions thereunder.

(iv)              It undertakes to procure and maintain in force all necessary quotas, export licences and any authorisation and permission, which is necessary for the export of its copper or the performance of any of its other obligations under this Agreement.

10.	Event of Default.

(a)	Events of Default. Each of the following events constitutes an “Event of Default”

hereunder:

(i)                 Any failure by MCSA to deliver the Minimum Monthly Quantity due in any Delivery Month within ten (10) Business Days after the last day of such Delivery Month; provided, however that no breach shall be deemed to have occurred if MCSA fails to deliver the Minimum Monthly Quantity for a Delivery Month solely as a consequence of production issues and the parties have used reasonable efforts to agree to an adjustment to the amounts set forth in the Confirmation prior to the occurrence of the next delivery due under this Agreement.

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(ii)               Any failure by BMO to pay for any delivered LME Warrants if not remedied within five (5) Business Days after notice of such failure is given to BMO.

(iii)             MCSA makes any representation or warranty hereunder that is incorrect or misleading in any material respect on or as of the date when made, as applicable which, if capable of being cured, has not been remedied within 30 days after written notice to do so has been given by BMO to MCSA.

(iv)              If at any time it is or becomes unlawful in any applicable jurisdiction for either MCSA or BMO to perform or comply with any or all of its respective obligations under this Agreement, or if any of the obligations of MCSA or BMO under this Agreement are not or cease to be legal, valid, binding and enforceable.

(v)                Except to the extent such covenant, term or provision constitutes an Event of Default under another subsection hereof, the breach by MCSA or BMO of any covenant hereunder or failure to perform or observe, in any material respect, any other term or provision contained in this Agreement and any such breach of covenant or failure to perform or observe shall remain un-remedied after written notice thereof has been given by the non-breaching party for thirty

(30) days.

(vi)              The occurrence of any one of: (A) the sale of all or substantially all of the assets of MCSA to any Person that is not an Affiliate of MCSA, (B) the merger, consolidation or acquisition of MCSA with, by or into another Person that is not an Affiliate of MCSA, or (C) the Persons holding the voting Shares of MCSA as of the date hereof cease to Control MCSA.

(vii)            If an event of default under any one or more agreements, indentures or instruments, under which MCSA has outstanding Indebtedness (as defined in the Credit Agreement) in an amount of at least $10,000,000 or its Exchange Equivalent (as defined in the Credit Agreement) or under which another Person has outstanding Indebtedness in an amount of at least $10,000,000 or its Exchange Equivalent which is guaranteed by MCSA, shall happen (with all applicable grace periods having expired) and be continuing if its effect is to accelerate or permit the acceleration of the Indebtedness, or if any Indebtedness of or guaranteed by MCSA in an amount of at least $5,000,000 or its Exchange Equivalent which is payable on demand is not paid on demand.

(viii)	The occurrence of any one of the following:

(A)              a bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding, or any other proceeding for the relief of debtors and/or creditors, is instituted by or against MCSA, and, in the case of any such proceeding instituted against MCSA (but not instituted by MCSA), such proceeding remains un-dismissed, or un-stayed for a period of thirty (30) days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property) occurs;

(B)               an order is made or an effective resolution passed for the winding- up or liquidation of MCSA; or a secured party takes possession of all or a material part of the undertaking, property or assets of MCSA; or either MCSA has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all of its undertaking, property or assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within thirty (30) days thereafter; or

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(C)	MCSA admits its inability to pay its debts generally.

(b)                BMO’s Breach. Upon the occurrence of an Event of Default triggered by BMO that is continuing:

(i)                 if the Outstanding Prepayment Amount is greater than zero, MCSA shall be entitled upon the written notice to suspend deliveries of Material, and any amounts then due and payable by BMO shall from the date of such notice accrue interest at the Default Rate compounded daily until such time as BMO has cured such Event of Default or any dispute between the parties has been resolved to the mutual satisfaction of the parties; and

(ii)               if the Outstanding Prepayment Amount is or becomes zero, MCSA shall be entitled upon the written notice to terminate this Agreement whereupon MCSA’s delivery obligations shall cease and any amounts then due and payable by BMO shall become immediately due and payable and shall from the date of such notice accrue interest at the Default Rate compounded daily.

(c)                MCSA’s Breach. Upon the occurrence of an Event of Default listed in Section 10(a) triggered by MCSA that is continuing, BMO shall be entitled upon the written notice (other than in respect of subclauses 10(a)(vii) above, in which case no notice is required) to terminate this Agreement whereupon MCSA’s delivery obligations shall cease and the Outstanding Prepayment Amount (as reduced by any other outstanding amounts as may be due from BMO to MCSA hereunder) shall become immediately due and payable and shall from the date of such notice accrue interest at the Default Rate compounded daily.

11.	Taxes.

(a)                MCSA shall be responsible for and pay, and agrees to indemnify and hold BMO harmless against, all taxes, levies, customs duties, fees, assessments and charges whatsoever (including sales, use, personal property, and value added taxes, and including penalties and deductions for withholdings), now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority or other taxing authority in respect of the Material and the Financing, or arising from MCSA’s use thereof (herein collectively referred to as “Taxes”); provided, however, that the term “Taxes” shall not include income taxes, franchise taxes and general intangible taxes imposed on BMO as a result of a present or former connection or nexus between the jurisdiction of the governmental authority or other taxing authority imposing such tax and BMO (such as, for example, the seat or place of management, a branch or permanent establishment) other than that arising solely from BMO having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement.

(b)                All repayments made by MCSA to BMO hereunder shall be made without set-off or counterclaim, deduction or withholding for or on account of, and free and clear of, any Taxes.

(c)                If MCSA fails to pay or remit any Taxes when due to the appropriate taxing authority or fails to remit to BMO the required receipts or other documentary evidence, MCSA shall indemnify BMO for any incremental Taxes, interest or penalties that may become payable or are payable by BMO as a result of any such failure. A certificate as to the amount of such Taxes paid or payable by BMO delivered to MCSA shall be conclusive absent manifest error.

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(d)                MCSA agrees to timely pay all present and future stamp, court or documentary taxes, excise taxes, charges or similar levies and any related interest or penalties incidental thereto imposed by any taxing authority that arise from the execution, delivery, enforcement or registration of this Agreement or from any filing, registration or recording contemplated by the Agreement.

12.	Indemnity; Change of Law; Limitation of Liability.

(a)                Indemnity. MCSA agrees to indemnify and hold harmless BMO and each of its affiliates and any of their respective officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against any and all claims, damages, losses, settlement payments, liabilities, costs, fees, and expenses (including, without limitation, the reasonable fees and expenses of counsel and environmental liability claims) (“Losses”) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with this Agreement, any early termination of this Agreement or any other related documents or the transactions contemplated hereby, including but not limited to: (i) any Losses relating to the LME Warrants as a result of a breach, act, or omission by MCSA and (ii) any incorrect, incomplete or untrue information or documentation provided by or through MCSA in connection with any LME Warrants, except to the extent that such Losses are found in a final, non- appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. Any certificate of BMO in respect of the foregoing will be conclusive and binding upon MCSA, except for manifest error, provided that BMO shall determine the amounts owing to it in good faith using any reasonable averaging and attribution methods. In any such litigation or arbitration, or preparation therefor, BMO shall be entitled to select its own counsel and, in addition to the foregoing indemnity, MCSA agrees to pay promptly the reasonable fees and expenses of such counsel, except to the extent that such expenses related to the litigation have been determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. This indemnification shall survive and continue for the benefit of all Indemnified Parties.

(b)                Change of Law. If the introduction of or any change in or in the interpretation of, or any change in its application to BMO of, any law or any regulation or guideline issued by any central bank or other Governmental Authority (whether or not having the force of law), including, without limitation, any reserve or special deposit requirement or any Tax (other than Taxes described in paragraph (a) of the definition of Excluded Taxes (as defined in the Credit Agreement)), or any capital requirement, has due to BMO’s compliance the effect, directly or indirectly, of: (i) increasing the cost to BMO of performing its obligations hereunder; (ii) reducing any amount received or receivable by BMO hereunder or its effective return hereunder or on its capital; or (iii) causing BMO to make any payment or to forgo any return based on any amount received or receivable by BMO hereunder, then upon demand from time to time MCSA shall pay such amount as shall compensate BMO for any such cost, reduction, payment, or forgone return.

(c)                Limitation of Liability. MCSA acknowledges and agrees that BMO shall have no liability to MCSA for any reason in respect of, relating to or arising out of this Agreement, other than in the case of BMO’s non-compliance with this Agreement, gross negligence or willful misconduct, as determined in a final non-appealable judgment by a court of competent jurisdiction. In no event shall BMO be liable for any consequential, incidental, or special damages resulting from this Agreement.

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13.               Notices. Any notice in writing may be given by being delivered by hand or by being sent by email transmission in the case of MCSA to:

Mineração Caraíba S.A.

577 Surubim Street, 6th Floor

Cidade Monções, Sao Paulo, SP 04.571-050

Attn: [Redacted – personal information]

Email: [Redacted – personal information]

Tel: [Redacted – personal information]

and in the case of BMO to:

Bank of Montreal

151 West 42nd Street, 9th Floor

New York, NY 10036

Attn: [Redacted – personal information]

Email [Redacted – personal information]

Tel: [Redacted – personal information]

or to such other address as may hereafter be notified in writing by MCSA or BMO, respectively. Any such notice, if given by hand, will be deemed to have been given when delivered and, if given by email, will be deemed to have been sent unless otherwise expressly indicated in this Agreement.

14.               Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereby submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

15.               Assignment. MCSA may not assign or transfer any of its rights or obligations hereunder without the prior written consent of BMO. BMO may at any time assign or transfer all or any of its rights and/or obligations hereunder, provided such assignment or transfer is to its successors in title or to a wholly- owned subsidiary, an affiliate, or a branch or office of BMO, and MCSA has received notice thereof, or in connection with a risk sharing arrangement, to Canadian Imperial Bank of Commerce.

16.               Amendments. This Agreement constitutes the entire Agreement between MCSA and BMO in respect of the subject matter hereof and may only be amended by a document signed by MCSA and BMO.

17.               Expenses. MCSA agrees to pay on demand all reasonable out-of-pocket costs and expenses of BMO (including reasonable attorneys’ fees), in connection with this Agreement, including but not limited to (i) the negotiation, preparation, execution and delivery of this Agreement, (ii) amendments, waivers, consents, supplements or other modifications to this Agreement as may from time to time hereafter be required, whether or not the transactions contemplated hereby are consummated, and (iii) any enforcement by BMO of its rights and remedies under this Agreement.

18.               Recording of Conversations. Each party (a) consents to the recording of telephone conversations between the trading, marketing and other relevant personnel of the parties in connection with this Agreement, (b) agrees to obtain any necessary consent of, and give any necessary notice of such recording to, its relevant personnel and (c) agrees, to the extent permitted by applicable law, that recordings may be submitted in evidence in any proceedings.

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19.               Survival. The obligations of MCSA under the sections of this Agreement entitled “Taxes”, “Indemnity; Change of Law” “Governing Law”, “Expenses”, “Survival” and “Severability” shall survive any termination of this Agreement, the satisfaction in full of all obligations of MCSA hereunder. The representations and warranties made by MCSA in this Agreement and in each Confirmation shall survive the execution and delivery of this Agreement.

20.               Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such provision and such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement or any Confirmation or affecting the validity or enforceability of such provision in any other jurisdiction.

21.               Execution in Counterparts. This Agreement may be executed by the parties hereto by email scan or pdf in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

22.               Termination by MCSA Upon Termination of Credit Agreement. If the Credit Agreement is terminated for any reason (including, without limitation, as a result of a prepayment thereunder), MCSA shall be entitled upon written notice to terminate this Agreement whereupon MCSA’s delivery obligations shall cease and MCSA shall pay to BMO the Outstanding Prepayment Amount (as reduced by any other outstanding amounts as may be due from BMO to MCSA hereunder).

IN WITNESS WHEREOF, each of BMO and MCSA has caused this Agreement to be executed by their respective duly authorized representatives as of the day and year first above written.

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BANK OF MONTREAL

By:  (signed) –“signed”

Name: [Redacted – personal information]

Title:

MINERACA.O CARAIBA S.A.

By:  (signed) –“signed”

Name: [Redacted – personal information]

Title:

By:   (signed) –“signed”

Name: [Redacted – personal information]

Title:

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Schedule 1

Approved Smelter or Traders

[Redacted – commercially sensitive]

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